Via Facsimile and U.S. Mail
Mail Stop 6010

July 12, 2006

Mr. Norman L. Halleen
Chief Financial Officer and Senior Vice President, Finance
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

> **Re:** **InterMune, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 000-29801**

Dear Mr. Halleen:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Revenue Reserves, page 45

1.   We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you identify as sales returns, rebates, chargebacks and cash discounts, could be defined and improved. Please provide us with the information that follows, in a disclosure-type format.

a). Disclose the amount of each type of revenue reduction for the periods presented. Analyze and describe the effect that could result from using assumptions that are reasonably likely to occur other than those upon which each current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b). To the extent that the information that you monitor in estimating the items that reduce your gross revenue, for example product expiration dates and wholesaler inventory levels, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources. In discussing your estimate of product returns, provide additional information regarding the total amount of Actimmune® in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

c). If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' ordinary course of business inventory levels. Please also discuss your revenue recognition policy for such shipments.

d). We note your presentation, in Schedule II, of the aggregate roll-forward of your sales returns, discounts, rebates, chargebacks and allowance for doubtful accounts for the financial statement periods presented. Please disaggregate the amounts in this roll-forward and supplement the individual roll-forward of each of those items with the following information:

- current provision related to sales made in current period;
- current provision related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period; and
- actual returns or credits in current period related to sales made in prior periods.

e). Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

Consolidated Financial Statements

Consolidated Statements of Operations, page 60

2.   Considering that you have included allocations of research and development and selling, general and administrative expenses in your discontinued operations, demonstrate for us how both the operations and cash flows of Infergen meet the requirements of being clearly distinguished, as required by paragraph 41 of SFAS No.144. Also, please tell us how these allocations comply with EITF 87-24 which precludes recording corporate overhead as discontinued operations.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant